Mail Stop 4561

August 14, 2008

Mr. Michael K. Simon
Chairman, President and Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

> **Re:** **LogMeIn, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 7, 2008**
> **File No. 333-148620**

Dear Mr. Simon:

We have reviewed your revised registration statement and your response to our letter dated May 13, 2008 and have the following comments:

Registration Statement on Form S-1

Certain Relationships and Related Transactions, page 86

1.   By separate letter, we will provide further comments on the confidential treatment request concerning Exhibit 10.16, the related party contract with Intel. We continue to believe that the scope of the confidential treatment application should be narrowed. Additionally, the prospectus should be expanded to provide additional quantitative and qualitative information about the material rights and obligations of Intel and the registrant under the connectivity and service and marketing agreement that is responsive to Item 404 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 34

2.   Please explain to us why the increase in shares approved under option plans resulted in an increase in the number of equity shares outstanding when calculating the November 21, 2007 enterprise value.

3.   Please tell us whether you have determined your proposed IPO price or the estimated price range.

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        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or Mark Kronforst, Accounting Branch Chief, at (202) 551-3451, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance you may contact me at (202) 551-3462.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief - Legal

cc: Via Facsimile: (617) 526-5000
        Michael Penney, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP